INTERIM REPORT

For the three months ended
March 31, 2014

CONSOLIDATED BALANCE SHEETS
as at March 31, 2014 and December 31, 2013
(unaudited - US$ millions)

	Notes	March 31, 2014	December 31, 2013
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $103.7; December 31, 2013 – $124.4)	5, 19	1,113.7	1,296.7
Insurance contract receivables		2,150.7	2,017.0
		3,264.4	3,313.7

Portfolio investments
Subsidiary cash and short term investments	5, 19	7,075.1	7,445.7
Bonds (cost $9,529.5; December 31, 2013 – $9,190.0)	5	10,367.4	9,550.5
Preferred stocks (cost $582.3; December 31, 2013 – $565.1)	5	549.8	541.8
Common stocks (cost $3,235.9; December 31, 2013 – $3,305.5)	5	3,935.6	3,835.7
Investments in associates (fair value $2,486.5; December 31, 2013 – $1,815.0)	5, 6	1,989.8	1,432.5
Derivatives and other invested assets (cost $714.7; December 31, 2013 – $667.8)	5, 7	276.5	224.2
Assets pledged for short sale and derivative obligations (cost $571.0; December 31, 2013 – $829.3)	5, 7	616.1	802.9
		24,810.3	23,833.3

Deferred premium acquisition costs		477.9	462.4
Recoverable from reinsurers (including recoverables on paid losses – $380.7; December 31, 2013 – $353.3)	9	4,934.3	4,974.7
Deferred income taxes		706.9	1,015.0
Goodwill and intangible assets		1,368.8	1,311.8
Other assets		1,093.1	1,047.9
		36,655.7	35,958.8

Liabilities
Subsidiary indebtedness	10	61.9	25.8
Accounts payable and accrued liabilities		2,016.0	1,800.4
Income taxes payable		82.7	80.1
Short sale and derivative obligations (including at the holding company – $28.0; December 31, 2013 – $55.1)	5, 7	182.7	268.4
Funds withheld payable to reinsurers		458.0	461.2
		2,801.3	2,635.9

Insurance contract liabilities	8	21,769.0	21,893.7
Long term debt	10	2,991.4	2,968.7
		24,760.4	24,862.4

Equity	11
Common shareholders’ equity		7,807.6	7,186.7
Preferred stock		1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		8,974.0	8,353.1
Non-controlling interests		120.0	107.4
Total equity		9,094.0	8,460.5
		36,655.7	35,958.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2014 and 2013
(unaudited - US$ millions except per share amounts)

	Notes	2014	2013
Revenue
Gross premiums written	17	1,900.7	1,891.8
Net premiums written	17	1,612.4	1,605.7

Gross premiums earned		1,714.9	1,761.2
Premiums ceded to reinsurers		(277.2)	(298.4)
Net premiums earned	17	1,437.7	1,462.8
Interest and dividends		90.5	99.5
Share of profit of associates		42.6	18.7
Net gains on investments	5	1,006.1	9.4
Other revenue	17	305.6	194.2
		2,882.5	1,784.6
Expenses
Losses on claims, gross	8	1,093.2	1,173.1
Losses on claims ceded to reinsurers		(217.0)	(269.6)
Losses on claims, net	18	876.2	903.5
Operating expenses	18	300.1	284.4
Commissions, net	9	239.8	240.2
Interest expense		49.8	53.3
Other expenses	18	297.3	191.1
		1,763.2	1,672.5
Earnings before income taxes		1,119.3	112.1
Provision for (recovery of) income taxes	13	334.3	(51.2)
Net earnings		785.0	163.3

Attributable to:
Shareholders of Fairfax		784.6	161.6
Non-controlling interests		0.4	1.7
		785.0	163.3

Net earnings per share	12	$36.35	$7.22
Net earnings per diluted share	12	$35.72	$7.12
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	21,193	20,244

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2014 and 2013
(unaudited – US$ millions)

	Notes	2014	2013

Net earnings		785.0	163.3

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(42.6)	(70.5)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries		53.6	31.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		6.5	(8.6)
		17.5	(48.0)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		59.4	2.2

Other comprehensive income (loss), net of income taxes		76.9	(45.8)
Comprehensive income		861.9	117.5

Attributable to:
Shareholders of Fairfax		860.5	116.3
Non-controlling interests		1.4	1.2
		861.9	117.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2014 and 2013
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	784.6	—	784.6	—	784.6	0.4	785.0
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(43.6)	(43.6)	—	(43.6)	1.0	(42.6)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	53.6	53.6	—	53.6	—	53.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	6.5	6.5	—	6.5	—	6.5
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	59.4	59.4	—	59.4	—	59.4
Issuance of shares	—	—	6.9	(7.6)	—	—	(0.7)	—	(0.7)	—	(0.7)
Purchases and amortization	—	—	(15.6)	6.7	—	—	(8.9)	—	(8.9)	—	(8.9)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	—	(215.7)
Preferred share dividends	—	—	—	—	(14.3)	—	(14.3)	—	(14.3)	—	(14.3)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	11.2	11.2
Balance as of March 31, 2014	3,642.8	3.8	(148.7)	49.6	4,105.8	154.3	7,807.6	1,166.4	8,974.0	120.0	9,094.0

Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings for the period	—	—	—	—	161.6	—	161.6	—	161.6	1.7	163.3
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(70.0)	(70.0)	—	(70.0)	(0.5)	(70.5)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	31.1	31.1	—	31.1	—	31.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(8.6)	(8.6)	—	(8.6)	—	(8.6)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	2.2	2.2	—	2.2	—	2.2
Issuance of shares	—	—	1.0	(1.3)	—	—	(0.3)	—	(0.3)	—	(0.3)
Purchases and amortization	—	—	(3.8)	4.3	—	—	0.5	—	0.5	—	0.5
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	—	(205.5)
Preferred share dividends	—	—	—	—	(15.5)	—	(15.5)	—	(15.5)	—	(15.5)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Balance as of March 31, 2013	3,243.3	3.8	(123.9)	29.8	4,330.4	66.8	7,550.2	1,166.4	8,716.6	74.5	8,791.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2014 and 2013
(unaudited - US$ millions)

	Notes	2014	2013
Operating activities
Net earnings		785.0	163.3
Depreciation, amortization and impairment charges		22.5	16.9
Net bond discount amortization		(7.5)	(11.7)
Amortization of share-based payment awards		6.7	4.3
Share of profit of associates		(42.6)	(18.7)
Deferred income taxes	13	255.5	(65.1)
Net gains on investments	5	(1,006.1)	(9.4)
Loss on repurchase of long term debt	10	—	3.4
Net (purchases) sales of securities classified as at FVTPL	19	(220.2)	65.5
Changes in operating assets and liabilities		5.2	(73.9)
Cash provided by (used in) operating activities		(201.5)	74.6

Investing activities
Sales of investments in associates and joint ventures	6	2.8	14.0
Purchases of investments in associates and joint ventures	6	(335.0)	(60.7)
Net purchases of premises and equipment and intangible assets		(14.2)	(9.0)
Net purchases of subsidiaries, net of cash acquired	15	(51.9)	—
Cash provided by (used in) investing activities		(398.3)	(55.7)

Financing activities
Subsidiary indebtedness:	10
Issuances		29.0	0.1
Repayment		(24.7)	(30.2)
Long term debt:	10
Issuances		—	261.4
Issuance costs		—	(1.5)
Repayment		(1.2)	(51.4)
Purchase of subordinate voting shares for treasury		(15.6)	(3.8)
Common share dividends		(215.7)	(205.5)
Preferred share dividends		(14.3)	(15.5)
Cash provided by (used in) financing activities		(242.5)	(46.4)
Increase (decrease) in cash, cash equivalents and bank overdrafts		(842.3)	(27.5)
Cash, cash equivalents and bank overdrafts – beginning of period		3,758.2	2,815.3
Foreign currency translation		(53.1)	(43.9)
Cash, cash equivalents and bank overdrafts – end of period	19	2,862.8	2,743.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2014 and 2013
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three months ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 1, 2014.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2013, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2014
IFRIC 21 Levies ("IFRIC 21")
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. Retrospective adoption of the interpretation on January 1, 2014 did not have a significant impact on the consolidated financial statements.
IAS 32 Financial Instruments: Presentation ("IAS 32")
The IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its consolidated balance sheet. Retrospective adoption of the amendment on January 1, 2014 did not have a significant impact on the consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2013. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2014	December 31, 2013
Holding company:
Cash and cash equivalents (note 19)	126.3	214.4
Short term investments	338.6	185.9
Short term investments pledged for short sale and derivative obligations	90.0	107.8
Bonds	230.1	240.4
Bonds pledged for short sale and derivative obligations	13.7	16.6
Preferred stocks	197.7	223.0
Common stocks	65.9	264.9
Derivatives (note 7)	51.4	43.7
	1,113.7	1,296.7
Short sale and derivative obligations (note 7)	(28.0)	(55.1)
	1,085.7	1,241.6

Portfolio investments:
Cash and cash equivalents (note 19)	3,142.8	3,878.4
Short term investments	3,932.3	3,567.3
Bonds	10,367.4	9,550.5
Preferred stocks	549.8	541.8
Common stocks	3,935.6	3,835.7
Investments in associates (note 6)	1,989.8	1,432.5
Derivatives (note 7)	245.5	193.1
Other invested assets	31.0	31.1
	24,194.2	23,030.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	11.8
Short term investments	36.9	45.8
Bonds	579.2	745.3
	616.1	802.9
	24,810.3	23,833.3
Short sale and derivative obligations (note 7)	(154.7)	(213.3)
	24,655.6	23,620.0
Common stocks included investments in limited partnerships with a carrying value of $943.5 at March 31, 2014 (December 31, 2013 - $816.4).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2014 bonds containing call and put features represented approximately $6,511.5 and $55.9 respectively (December 31, 2013 - $5,990.1 and $60.3 respectively) of the total fair value of bonds in the table below.

	March 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	867.8	908.0	962.7	998.2
Due after 1 year through 5 years	4,758.6	5,446.4	4,565.7	5,081.4
Due after 5 years through 10 years	433.2	453.5	518.2	527.3
Due after 10 years	4,266.5	4,382.5	4,203.1	3,945.9
	10,326.1	11,190.4	10,249.7	10,552.8

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2014				December 31, 2013
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,269.1	3,269.1	—	—	4,104.6	4,104.6	—	—

Short term investments:
Canadian provincials	743.2	743.2	—	—	405.0	405.0	—	—
U.S. treasury	3,069.7	3,069.7	—	—	3,147.6	3,147.6	—	—
Other government	501.9	501.9	—	—	281.6	281.6	—	—
Corporate and other	83.0	—	83.0	—	72.6	—	72.6	—
	4,397.8	4,314.8	83.0	—	3,906.8	3,834.2	72.6	—
Bonds:
Canadian government	16.5	—	16.5	—	18.3	—	18.3	—
Canadian provincials	158.9	—	158.9	—	164.7	—	164.7	—
U.S. treasury	1,811.5	—	1,811.5	—	1,669.6	—	1,669.6	—
U.S. states and municipalities	6,595.0	—	6,595.0	—	6,227.7	—	6,227.7	—
Other government	939.4	—	939.4	—	1,067.3	—	1,067.3	—
Corporate and other	1,669.1	—	953.6	715.5	1,405.2	—	967.6	437.6
	11,190.4	—	10,474.9	715.5	10,552.8	—	10,115.2	437.6
Preferred stocks:
Canadian	235.3	—	78.0	157.3	242.3	—	78.9	163.4
U.S.	481.6	—	469.7	11.9	490.7	—	471.1	19.6
Other	30.6	—	30.6	—	31.8	—	31.8	—
	747.5	—	578.3	169.2	764.8	—	581.8	183.0
Common stocks:
Canadian	775.7	647.8	105.8	22.1	678.1	643.7	7.2	27.2
U.S.	816.7	409.1	28.7	378.9	814.6	402.1	28.2	384.3
Other	2,409.1	1,444.2	387.9	577.0	2,607.9	1,672.2	370.6	565.1
	4,001.5	2,501.1	522.4	978.0	4,100.6	2,718.0	406.0	976.6

Derivatives and other invested assets(1)	304.9	—	126.3	178.6	244.8	1.7	96.6	146.5

Short sale and derivative obligations	(182.7)	—	(182.7)	—	(268.4)	—	(268.4)	—

Holding company cash and investments and portfolio investments measured at fair value	23,728.5	10,085.0	11,602.2	2,041.3	23,406.0	10,658.5	11,003.8	1,743.7

	100.0%	42.5%	48.9%	8.6%	100.0%	45.5%	47.0%	7.5%

Investments in associates (note 6)(2)	2,486.5	1,365.9	37.5	1,083.1	1,815.0	806.5	35.2	973.3

(1)	Excluded from these totals are certain real estate investments of $23.0 (December 31, 2013 - $23.1) which are carried at cost less any accumulated amortization and impairment.

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2013.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the quarters ended March 31, 2014 and 2013 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the quarters ended March 31 follows:

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	37.0	(13.8)	16.4	4.7	(11.3)	(18.7)	14.3
Purchases	241.2	—	28.0	2.7	0.1	50.8	322.8
Sales	(0.3)	—	(20.2)	(19.0)	—	—	(39.5)
Balance - March 31	715.5	169.2	716.9	100.6	160.5	178.6	2,041.3

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	0.2	(1.4)	(2.9)	9.8	(2.1)	(37.5)	(33.9)
Purchases	0.7	3.1	29.8	—	0.2	42.8	76.6
Sales	—	—	(11.2)	(15.3)	—	—	(26.5)
Balance - March 31	120.0	91.7	330.4	116.6	173.4	121.1	953.2

Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.
Net gains (losses) on investments

	First quarter
	2014				2013
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	4.6		537.1	541.7	10.5		(149.2)	(138.7)
Preferred stocks	2.1		(9.0)	(6.9)	—		(20.7)	(20.7)
Common stocks	326.5		69.1	395.6	45.4		366.3	411.7
	333.2		597.2	930.4	55.9		196.4	252.3

Derivatives:
Common stock and equity index short positions	(169.1)	(1)	97.6	(71.5)	(734.5)	(1)	141.7	(592.8)
Common stock and equity index long positions	90.6	(1)	16.2	106.8	155.2	(1)	27.4	182.6
Credit default swaps	(7.3)		7.2	(0.1)	(30.3)		32.5	2.2
Equity warrants and call options	66.6		(1.6)	65.0	5.6		12.6	18.2
CPI-linked contracts	—		(21.9)	(21.9)	—		(32.4)	(32.4)
Other	—		(23.3)	(23.3)	26.3		(11.2)	15.1
	(19.2)		74.2	55.0	(577.7)		170.6	(407.1)

Foreign currency gains (losses) on:
Investing activities	1.3		26.4	27.7	7.9		21.8	29.7
Underwriting activities	(3.8)		—	(3.8)	(19.6)		—	(19.6)
Foreign currency contracts	(10.2)		7.1	(3.1)	(4.7)		33.8	29.1
	(12.7)		33.5	20.8	(16.4)		55.6	39.2
Gain on disposition of associates	—		—	—	124.0	(2)	—	124.0
Other	(0.1)		—	(0.1)	0.2		0.8	1.0
Net gains (losses) on investments	301.2		704.9	1,006.1	(414.0)		423.4	9.4

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

6.	Investments in Associates

Investments in associates were comprised as follows:

	March 31, 2014		December 31, 2013
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates	638.6	407.9	641.1	390.6
Non-insurance associates(1)	1,847.9	1,581.9	1,173.9	1,041.9
	2,486.5	1,989.8	1,815.0	1,432.5

(1)
During the first quarter of 2014 the company participated in Eurobank Properties' rights offering which increased its ownership from 18.3% at December 31, 2013 to 40.6% at March 31, 2014 (representing an increase in the carrying value of Eurobank Properties of $291.9).

During the first quarter of 2014 Thomas Cook India acquired an initial 35.5% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") through a private placement of newly issued common shares and common share purchases on the open market for cash purchase consideration of $47.5 (2,935.6 million Indian rupees). Thomas Cook India anticipates acquiring a controlling interest in Sterling Resorts in the second quarter of 2014. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.
On March 31, 2014 the company, through its subsidiaries, acquired a 40.0% interest in AFGRI Limited ("AgriCo") for cash consideration of $78.5. AgriCo is a leading South African agricultural services and foods group.
On April 30, 2014 Mattel, Inc. acquired MEGA Brands. The company expects to receive gross proceeds of approximately $101 for its holdings in MEGA Brands upon settlement of the transaction in the second quarter of 2014.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2014				December 31, 2013
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,676.4	19.2	98.3	—	4,583.0	2.5	123.8
Equity total return swaps – short positions	—	1,852.3	36.4	49.7	—	1,744.4	15.4	84.8
Equity total return swaps – long positions	—	359.1	24.1	—	—	263.5	15.4	7.5
Equity call options	—	—	—	—	—	13.0	1.7	—
Warrants	15.6	145.0	14.9	—	15.6	150.5	15.4	—
Credit derivatives:
Credit default swaps	1.3	93.9	—	—	9.2	908.4	0.1	—
Warrants	2.7	90.0	0.1	—	2.7	90.0	0.1	—
CPI-linked derivative contracts	592.5	98,430.8	164.3	—	545.8	82,866.9	131.7	—
Foreign exchange forward contracts	—	—	13.8	33.4	—	—	15.6	42.8
Other derivative contracts	—	—	24.1	1.3	—	—	38.9	9.5
Total			296.9	182.7			236.8	268.4
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At March 31, 2014 equity hedges with a net notional amount of $6,528.7 (December 31, 2013 - $6,327.4) represented 88.7% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $7,364.1 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the first quarter of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $633.7 while the company's equity hedges produced net losses of only $71.5.
During the first quarter of 2014 the company paid net cash of $169.1 (2013 - $734.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	March 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,173.04	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	820.51	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,539.1	—	—	—	1,481.8	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.
As at March 31, 2014 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $273.7 (December 31, 2013 - $267.8). During the first quarter of 2014 the company received net cash of $90.6 (2013 - $155.2) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At March 31, 2014 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $719.8 (December 31, 2013 - $927.3), comprised of collateral of $695.8 (December 31, 2013 - $723.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $24.0 (December 31, 2013 - $204.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	March 31, 2014				December 31, 2013
	Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	44,725.0	44,725.0	231.09	236.29	34,375.0	34,375.0	230.43	233.05
United Kingdom	3,300.0	5,501.6	243.82	254.80	3,300.0	5,465.7	243.82	253.40
European Union	32,225.0	44,414.0	110.58	117.39	28,475.0	39,236.9	109.85	117.28
France	2,750.0	3,790.2	124.85	126.29	2,750.0	3,789.3	124.85	125.82
		98,430.8				82,866.9

During the first quarter of 2014 the company entered into CPI-linked derivative contracts with notional amounts of $15,560.2 (2013 - $10,750.0) at a cost of $50.8 (2013 - $23.9). The company also paid additional premiums in the first quarter of 2014 of nil (2013 - $18.9) to increase the strike price of its CPI-linked derivative contracts (primarily its U.S. CPI-linked derivatives). The company’s CPI-linked derivative contracts produced unrealized losses of $21.9 in the first quarter of 2014 (2013 - $32.4).
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2014 consisted of cash of $55.8 (December 31, 2013 - $25.3) and government securities of $120.7 (December 31, 2013 - $25.1). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2014. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	March 31, 2014			December 31, 2013
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,850.0	422.2	2,427.8	2,680.9	408.1	2,272.8
Provision for losses and loss adjustment expenses	18,919.0	4,131.4	14,787.6	19,212.8	4,213.3	14,999.5
Total insurance contract liabilities	21,769.0	4,553.6	17,215.4	21,893.7	4,621.4	17,272.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2014	2013
Provision for losses and loss adjustment expenses – January 1	19,212.8	19,648.8
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(10.8)	29.1
Losses and expenses for claims occurring in the current year	1,104.0	1,144.0
Paid on claims occurring during:
the current year	(132.2)	(112.3)
the prior years	(1,174.2)	(1,172.8)
Foreign exchange effect and other	(80.6)	(230.6)
Provision for losses and loss adjustment expenses – March 31	18,919.0	19,306.2

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	March 31, 2014			December 31, 2013
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	4,191.9	(60.5)	4,131.4	4,276.8	(63.5)	4,213.3
Reinsurers’ share of paid losses	545.7	(165.0)	380.7	518.6	(165.3)	353.3
Provision for unearned premiums	422.2	—	422.2	408.1	—	408.1
	5,159.8	(225.5)	4,934.3	5,203.5	(228.8)	4,974.7
On March 29, 2013 TIG Insurance Company ("TIG Insurance") entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings.
Included in commissions, net in the consolidated statement of earnings for the quarter ended March 31, 2014 is commission income earned on premiums ceded to reinsurers of $53.0 (2013 - $54.2).

10.	Subsidiary Indebtedness and Long Term Debt

	March 31, 2014			December 31, 2013
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies	61.9	61.9	61.9	25.8	25.8	25.8

Long term debt:
Holding company borrowings	2,443.5	2,436.6	2,720.7	2,498.3	2,491.0	2,659.1
Insurance and reinsurance companies	462.8	459.5	466.6	462.7	459.5	464.3
Non-insurance companies	95.3	95.3	95.3	18.4	18.2	18.2
Total long term debt	3,001.6	2,991.4	3,282.6	2,979.4	2,968.7	3,141.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

On February 4, 2014 the company assumed $9.9 of subsidiary indebtedness and $76.2 of long term debt of Keg Restaurants Limited ("The Keg") pursuant to the transaction described in note 15. The long term debt was comprised of a note payable with a principal amount of $51.4 (Cdn$57.0) bearing interest at 7.50% per annum due May 31, 2042 and term loans with a principal amount of $24.8 (Cdn$27.5) bearing interest at a floating rate due July 1, 2016.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2014	2013
Subordinate voting shares – January 1	20,451,232	19,496,641
Purchases for cancellation	(8)	—
Net treasury shares acquired	(14,380)	(3,490)
Subordinate voting shares – March 31	20,436,844	19,493,151
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	21,185,614	20,241,921
Repurchase of shares
During the first quarters of 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the first quarter of 2014 the company repurchased 8 shares (2013 - nil) for cancellation from former employees.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the quarters ended March 31 were as follows:

	First quarter
	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(44.5)	1.9	(42.6)	(73.2)	2.7	(70.5)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	53.6	—	53.6	31.1	—	31.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	8.2	(1.7)	6.5	(11.6)	3.0	(8.6)
	17.3	0.2	17.5	(53.7)	5.7	(48.0)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	84.1	(24.7)	59.4	3.1	(0.9)	2.2

Other comprehensive income (loss)	101.4	(24.5)	76.9	(50.6)	4.8	(45.8)

12.	Earnings per Share
Net earnings per share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2014	2013
Net earnings attributable to shareholders of Fairfax	784.6	161.6
Preferred share dividends	(14.3)	(15.5)
Net earnings attributable to common shareholders – basic and diluted	770.3	146.1

Weighted average common shares outstanding – basic	21,192,810	20,243,666
Share-based payment awards	373,705	284,819
Weighted average common shares outstanding – diluted	21,566,515	20,528,485

Net earnings per common share – basic	$36.35	$7.22
Net earnings per common share – diluted	$35.72	$7.12

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2014	2013
Current income tax
Current year expense	77.9	13.5
Adjustments to prior years’ income taxes	0.9	0.4
	78.8	13.9
Deferred income tax
Origination and reversal of temporary differences	255.1	(65.1)
Adjustments to prior years' deferred income taxes	—	(0.1)
Other	0.4	0.1
	255.5	(65.1)

Provision for (recovery of) income taxes	334.3	(51.2)
A significant portion of the company's earnings (loss) before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes in the quarters ended March 31 are summarized in the following table:

	First quarter
	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	119.1	822.6	177.6	1,119.3	160.3	(111.3)	63.1	112.1
Provision for (recovery of) income taxes	39.2	266.7	28.4	334.3	11.2	(71.8)	9.4	(51.2)
Net earnings (loss)	79.9	555.9	149.2	785.0	149.1	(39.5)	53.7	163.3

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The pre-tax profitability in Canada (at the insurance operations), the U.S. and Other generally increased in the first quarter of 2014 compared to the first quarter of 2013, primarily reflecting realized and unrealized net investment gains (partially offset by lower net investment gains in Canada at the holding company).

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the quarters ended March 31 are summarized in the following table:

	First quarter
	2014	2013
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	296.6	29.7
Non-taxable investment income	(40.7)	(50.6)
Tax rate differential on income and losses incurred outside Canada	55.9	(25.7)
Change in unrecorded tax benefit of losses and temporary differences	2.6	(18.7)
Foreign exchange	13.1	6.2
Change in tax rate for deferred income taxes	(0.6)	0.7
Provision (recovery) relating to prior years	0.3	0.3
Other including permanent differences	7.1	6.9
Provision for (recovery of) income taxes	334.3	(51.2)
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside Canada of $55.9 in the first quarter of 2014 principally reflected significant pre-tax net realized and unrealized investment gains on investments in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $25.7 in the first quarter of 2013 principally related to unrealized investment losses on bonds and equity hedges in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The change in unrecorded tax benefit of losses and temporary differences in the first quarter of 2014 was primarily due to deferred tax assets in Canada of $3.3 which were not recognized while the first quarter of 2013 primarily reflected the utilization of $17.1 of previously unrecognized losses. Deferred tax assets are only recognized when the related pre-tax losses meet the applicable recognition criteria under IFRS.

14.	Contingencies and Commitments

Lawsuits
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.
Other - Subsequent to March 31, 2014
On April 15, 2014 the company committed to subscribe for approximately $553 (€400 million) of newly issued ordinary shares of Eurobank Ergasias S.A. ("Eurobank") at a price per share of €0.31 as part of a €2,864 million offering by Eurobank. The offering was completed on April 29, 2014.

15.	Acquisitions and Divestitures

Subsequent to March 31, 2014
Acquisition of PT Batavia Mitratama Insurance
On April 24, 2014 Fairfax Asia entered into an agreement to acquire an 80.0% interest in PT Batavia Mitratama Insurance (“Batavia Insurance”) for estimated cash purchase consideration of $8.5 (98.3 billion Indonesian rupees). The transaction is expected to close in the second quarter of 2014 subject to certain closing conditions including regulatory approvals. The assets and liabilities and results of operations of Batavia Insurance will be consolidated in the Insurance - Fairfax Asia reporting segment. Batavia Insurance is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
Acquisition of Motor Transport Underwriters, Inc.
On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport will be consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.
Three months ended March 31, 2014
Acquisition of Keg Restaurants Limited
On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The determinations of the fair value of identifiable assets acquired and liabilities assumed in connection with the acquisition, as summarized in the table below, are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date.

The Keg
Acquisition date	February 4, 2014
Percentage of common shares acquired	51.0%
Assets:
Portfolio investments(1)	126.0
Goodwill and intangible assets	65.5
Other assets	78.9
270.4
Liabilities:
Subsidiary indebtedness	9.9
Accounts payable and accrued liabilities	76.7
Deferred income taxes	20.1
Long term debt	76.2
182.9
Non-controlling interests	10.8
Purchase consideration	76.7
270.4

(1)	Included in the carrying value of the acquired portfolio investments of The Keg was $24.8 of subsidiary cash and cash equivalents.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2014 compared to those identified at December 31, 2013, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2013, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2014 compared to December 31, 2013.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2014 compared to December 31, 2013.

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	March 31, 2014	December 31, 2013
Total derivative assets(1)	281.9	219.6
Impact of net settlement arrangements	(90.5)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(163.9)	(47.4)
Excess collateral pledged by the company in favour of counterparties	3.6	123.1
Initial margin not held in segregated third party custodian accounts	61.5	60.0
Net derivative counterparty exposure after net settlement and collateral arrangements	92.6	219.2

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)	Net of $12.6 (December 31, 2013 - $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at March 31, 2014 consisted of cash of $55.8 (December 31, 2013 - $25.3) and government securities of $120.7 (December 31, 2013 - $25.1). The company had not exercised its right to sell or repledge collateral at March 31, 2014.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2014 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2014 compared to December 31, 2013.
During the first quarter of 2014 the insurance and reinsurance subsidiaries paid net cash of $25.2 (2013 - $540.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the first quarter of 2014 the holding company paid net cash of $53.3 (2013 - $38.8) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2014 compared to December 31, 2013.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at March 31, 2014 compared to December 31, 2013 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At March 31, 2014 equity hedges with a notional amount of $6,528.7 (December 31, 2013 - $6,327.4) represented 88.7% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $7,364.1 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the first quarter of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $633.7 while the company's equity hedges produced net losses of only $71.5.
The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at March 31, 2014 and December 31, 2013 and results of operations for the quarters ended March 31, 2014 and 2013:

	March 31, 2014		December 31, 2013		Quarter ended March 31, 2014	Quarter ended March 31, 2013
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,001.5	4,001.5	4,100.6	4,100.6	395.6	411.7
Preferred stocks – convertible	482.3	482.3	479.0	479.0	3.6	(18.4)
Bonds – convertible	707.6	707.6	408.5	408.5	62.7	(19.7)
Investments in associates(1)	1,798.7	1,532.7	1,173.9	1,041.9	—	124.0
Derivatives and other invested assets:
Equity total return swaps – long positions	359.1	24.1	263.5	7.9	106.8	182.6
Equity warrants and call options	14.9	14.9	17.1	17.1	65.0	18.2
Total equity and equity related holdings	7,364.1	6,763.1	6,442.6	6,055.0	633.7	698.4

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,852.3)	(13.3)	(1,744.4)	(69.4)	(19.2)	79.6
Equity index total return swaps – short positions	(4,676.4)	(79.1)	(4,583.0)	(121.3)	(52.3)	(672.4)
	(6,528.7)	(92.4)	(6,327.4)	(190.7)	(71.5)	(592.8)

Net exposure and financial effects	835.4		115.2		562.2	105.6

(1)
Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings and the company's investment in Sterling Resorts made in the first quarter of 2014 (note 6).

Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2014 compared to December 31, 2013.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2014, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $12,147.3 compared to $11,455.0 at December 31, 2013. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,085.7	1,241.6

Long term debt – holding company borrowings	2,436.6	2,491.0
Long term debt – insurance and reinsurance companies	459.5	459.5
Subsidiary indebtedness - non-insurance companies	61.9	25.8
Long term debt – non-insurance companies	95.3	18.2
Total debt	3,053.3	2,994.5
Net debt	1,967.6	1,752.9

Common shareholders’ equity	7,807.6	7,186.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	120.0	107.4
Total equity	9,094.0	8,460.5

Net debt/total equity	21.6%	20.7%
Net debt/net total capital(1)	17.8%	17.2%
Total debt/total capital(2)	25.1%	26.1%
Interest coverage(3)	23.5x	n/a
Interest and preferred share dividend distribution coverage(4)	16.9x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg as described in note 15. The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. There were no other significant changes to the identifiable assets and liabilities by reporting segment as at March 31, 2014 compared to December 31, 2013.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:
Quarter ended March 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	219.8	703.8	170.7	645.3	154.8	1,894.4	6.3	—	—	—	1,900.7
Intercompany	0.3	(0.1)	0.5	8.9	6.8	16.4	—	—	—	(16.4)	—
	220.1	703.7	171.2	654.2	161.6	1,910.8	6.3	—	—	(16.4)	1,900.7
Net premiums written	192.7	627.3	103.2	572.5	115.8	1,611.5	0.9	—	—	—	1,612.4
Net premiums earned
External	227.6	484.6	81.9	518.4	89.5	1,402.0	35.7	—	—	—	1,437.7
Intercompany	(1.6)	(2.8)	(6.5)	4.3	7.3	0.7	(0.7)	—	—	—	—
	226.0	481.8	75.4	522.7	96.8	1,402.7	35.0	—	—	—	1,437.7
Underwriting expenses	(225.5)	(465.6)	(70.7)	(447.5)	(94.7)	(1,304.0)	(73.4)	—	—	—	(1,377.4)
Underwriting profit (loss)	0.5	16.2	4.7	75.2	2.1	98.7	(38.4)	—	—	—	60.3
Interest income	4.2	15.7	5.3	37.3	7.4	69.9	18.4	—	(7.1)	—	81.2
Dividends	2.7	1.5	0.8	5.8	1.8	12.6	1.1	1.4	0.4	—	15.5
Investment expenses	(5.5)	(4.8)	(0.8)	(10.5)	(3.1)	(24.7)	(6.5)	—	(1.2)	26.2	(6.2)
Interest and dividends	1.4	12.4	5.3	32.6	6.1	57.8	13.0	1.4	(7.9)	26.2	90.5
Share of profit of associates	3.0	1.9	9.3	16.8	3.3	34.3	4.1	0.4	3.8	—	42.6
Other
Revenue	—	—	—	—	—	—	—	305.6	—	—	305.6
Expenses	—	—	—	—	—	—	—	(297.3)	—	—	(297.3)
	—	—	—	—	—	—	—	8.3	—	—	8.3
Operating income (loss)	4.9	30.5	19.3	124.6	11.5	190.8	(21.3)	10.1	(4.1)	26.2	201.7
Net gains (losses) on investments	138.0	198.2	1.4	377.6	82.2	797.4	188.9	(2.8)	22.6	—	1,006.1
Interest expense	—	(1.1)	—	(3.2)	(1.0)	(5.3)	(0.3)	(2.7)	(41.5)	—	(49.8)
Corporate overhead	(1.5)	(5.2)	—	(5.6)	(0.4)	(12.7)	—	—	0.2	(26.2)	(38.7)
Pre-tax income (loss)	141.4	222.4	20.7	493.4	92.3	970.2	167.3	4.6	(22.8)	—	1,119.3
Income taxes											(334.3)
Net earnings											785.0

Attributable to:
Shareholders of Fairfax											784.6
Non-controlling interests											0.4
											785.0

Quarter ended March 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	243.1	657.5	142.0	666.9	182.1	1,891.6	0.2	—	—	—	1,891.8
Intercompany	0.5	0.2	(0.1)	2.3	(30.3)	(27.4)	—	—	—	27.4	—
	243.6	657.7	141.9	669.2	151.8	1,864.2	0.2	—	—	27.4	1,891.8
Net premiums written	247.6	577.2	76.1	604.0	100.9	1,605.8	(0.1)	—	—	—	1,605.7
Net premiums earned
External	247.9	469.9	58.5	557.0	98.7	1,432.0	30.8	—	—	—	1,462.8
Intercompany	(2.2)	(1.1)	(3.6)	(0.5)	7.6	0.2	(0.2)	—	—	—	—
	245.7	468.8	54.9	556.5	106.3	1,432.2	30.6	—	—	—	1,462.8
Underwriting expenses	(246.8)	(483.4)	(50.0)	(461.4)	(104.6)	(1,346.2)	(47.1)	—	—	—	(1,393.3)
Underwriting profit (loss)	(1.1)	(14.6)	4.9	95.1	1.7	86.0	(16.5)	—	—	—	69.5
Interest income	6.7	18.1	5.0	37.2	5.7	72.7	17.2	—	(6.9)	—	83.0
Dividends	2.4	4.2	1.2	8.2	0.8	16.8	2.8	—	2.7	—	22.3
Investment expenses	(4.0)	(5.1)	(0.7)	(12.7)	(2.5)	(25.0)	(6.9)	—	(1.3)	27.4	(5.8)
Interest and dividends	5.1	17.2	5.5	32.7	4.0	64.5	13.1	—	(5.5)	27.4	99.5
Share of profit (loss) of associates	0.4	(0.4)	6.6	1.2	(0.2)	7.6	2.6	0.3	8.2	—	18.7
Other
Revenue	—	—	—	—	—	—	—	194.2	—	—	194.2
Expenses	—	—	—	—	—	—	—	(187.7)	—	—	(187.7)
	—	—	—	—	—	—	—	6.5	—	—	6.5
Operating income (loss)	4.4	2.2	17.0	129.0	5.5	158.1	(0.8)	6.8	2.7	27.4	194.2
Net gains (losses) on investments	49.6	(40.9)	(5.9)	(139.7)	63.3	(73.6)	(13.3)	—	96.3	—	9.4
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(1.2)	—	(6.9)	(1.1)	(9.2)	—	(0.8)	(43.3)	—	(53.3)
Corporate overhead	(1.7)	(5.2)	—	(4.6)	—	(11.5)	—	—	4.1	(27.4)	(34.8)
Pre-tax income (loss)	52.3	(45.1)	11.1	(22.2)	67.7	63.8	(14.1)	6.0	56.4	—	112.1
Income taxes											51.2
Net earnings											163.3

Attributable to:
Shareholders of Fairfax											161.6
Non-controlling interests											1.7
											163.3

(1)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is included in other expenses in the consolidated statement of earnings.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2014	2013
Losses and loss adjustment expenses	823.1	849.6
Salaries and employee benefit expenses	268.3	250.7
Other reporting segment cost of sales	203.3	123.9
Audit, legal and tax professional fees	28.6	27.2
Premium taxes	23.4	24.8
Information technology costs	20.5	17.9
Operating lease costs	20.3	17.1
Depreciation, amortization and impairment charges	22.5	16.9
Loss on repurchase of long term debt	—	3.4
Restructuring costs	0.4	3.3
Administrative expense and other	63.2	44.2
	1,473.6	1,379.0

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	March 31, 2014	December 31, 2013
Holding company cash and investments:
Cash and balances with banks	64.0	157.2
Treasury bills and other eligible bills	62.3	57.2
	126.3	214.4
Subsidiary cash and short term investments:
Cash and balances with banks	1,290.0	1,786.7
Treasury bills and other eligible bills	1,852.8	2,091.7
	3,142.8	3,878.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	—	11.8

Subsidiary indebtedness - bank overdrafts	(27.2)	(6.0)
Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,241.9	4,098.6

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	233.0	96.7
Treasury bills and other eligible bills	146.1	243.7
	379.1	340.4

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	2,862.8	3,758.2

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2014	2013
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	(548.1)	445.8
Bonds	(100.2)	256.2
Preferred stocks	1.4	(10.7)
Common stocks	606.6	12.0
Derivatives and short sales	(179.9)	(637.8)
	(220.2)	65.5

(b) Net interest and dividends received
Interest and dividends received	114.6	132.4
Interest paid	(25.7)	(22.2)
	88.9	110.2

(c) Net income taxes (paid) refund received	(23.1)	(0.4)

(d) Dividends paid
Common share dividends paid	(215.7)	(205.5)
Preferred share dividends paid	(14.3)	(15.5)
	(230.0)	(221.0)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 1, 2014)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the first quarter ended March 31, 2014, and the notes to the MD&A contained in the company's 2013 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to March 31, 2014

On April 24, 2014 Fairfax Asia entered into an agreement to acquire an 80.0% interest in PT Batavia Mitratama Insurance (“Batavia Insurance”) for estimated cash purchase consideration of $8.5 (98.3 billion Indonesian rupees). The transaction is expected to close in the second quarter of 2014 subject to certain closing conditions including regulatory approvals. The assets and liabilities and results of operations of Batavia Insurance will be consolidated in the Insurance - Fairfax Asia reporting segment. Batavia Insurance is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport will be consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

Three months ended March 31, 2014

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Year ended December 31, 2013

On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd ("American Safety"). The renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business and surety lines of business were assumed by Crum & Forster and Hudson, respectively. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. (‘‘Hartville’’). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three months ended March 31, 2014 and 2013 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India and IKYA (acquired on May 14, 2013).

	First quarter
	2014	2013
Net premiums earned
Insurance - Canada (Northbridge)	226.0	245.7
- U.S. (Crum & Forster and Zenith National)	481.8	468.8
- Asia (Fairfax Asia)	75.4	54.9
Reinsurance - OdysseyRe	522.7	556.5
Insurance and Reinsurance - Other	96.8	106.3
Runoff	35.0	30.6
	1,437.7	1,462.8
Interest and dividends	133.1	118.2
Net gains on investments	1,006.1	9.4
Other revenue	305.6	194.2
	2,882.5	1,784.6

Revenue of $2,882.5 in the first quarter of 2014 increased from $1,784.6 in the first quarter of 2013 reflecting a significant increase in net gains on investments (principally comprised of net unrealized gains on bonds and equity and equity-related holdings ($474.4 and $240.6 respectively)) and increased other revenue due to the acquisitions of IKYA and The Keg. The decrease in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2014 principally reflected year-over-year decreases at OdysseyRe ($33.8, 6.1%), Northbridge ($19.7, 8.0% including the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($9.5, 8.9%) and Crum & Forster ($1.5, 0.5%), partially offset by increases at Fairfax Asia ($20.5, 37.3%) and Zenith National ($14.5, 9.6%).

An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the three months ended March 31, 2014 and 2013 is provided in the Investments section of this MD&A.

The increase in other revenue from $194.2 in the first quarter of 2013 to $305.6 in the first quarter of 2014 principally reflected the consolidation of the revenue of IKYA (acquired on May 14, 2013) and The Keg (acquired on February 4, 2014), partially offset by lower revenue following the disposition of Prime Restaurants (sold on October 31, 2013).

In order to better compare 2014 and 2013, the table which follows presents net premiums written by the company's insurance and reinsurance operations in the quarters ended March 31, 2014 and 2013 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer of net premiums written from Group Re to Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance - Northbridge).

	First quarter
	2014	2013	% change year-over-year
Insurance - Canada (Northbridge)	192.7	208.5	(7.6)
- U.S. (Crum & Forster and Zenith National)	627.3	577.2	8.7
- Asia (Fairfax Asia)	103.2	76.1	35.6
Reinsurance - OdysseyRe	572.5	604.0	(5.2)
Insurance and Reinsurance - Other	115.8	140.0	(17.3)
Insurance and reinsurance operations	1,611.5	1,605.8	0.4

Northbridge’s net premiums written decreased by 7.6% in the first quarter of 2014 (increased 1.1% in Canadian dollar terms) compared to the first quarter of 2013 reflecting the unfavourable effect of foreign currency translation and the strategic non-renewal of an unprofitable portfolio, partially offset by increased writings at Northbridge Insurance and Federated Insurance reflecting modest year-over-year improvements in rate, retention and new business and higher net risk retention in 2014. Net premiums written by U.S. Insurance increased by 8.7% in the first quarter of 2014 compared to the first quarter of 2013. Crum & Forster's net premiums written increased by 16.1% in the first quarter of 2014 reflecting $23.1 of incremental gross premiums written related to the renewal of the American Safety business and growth in the Fairmont accident and health business. Zenith National's net premiums written increased by 1.2% in the first quarter of 2014 primarily reflecting premium rate increases. Net premiums written by Fairfax Asia increased by 35.6% in the first quarter of 2014 compared to the first quarter of 2013 reflecting increased writings in the accident and health, engineering, commercial automobile and property lines of business. OdysseyRe’s net premiums written decreased by 5.2% in the first quarter of 2014 compared to the first quarter of 2013 primarily reflecting decreased writings of property business (most notably the year-over-year decrease in participation on the Florida property quota share reinsurance contract), partially offset by growth across most lines of business in the U.S. insurance division. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 17.3% in the first quarter of 2014 compared to the first quarter of 2013 primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the quarters ended March 31, 2014 and 2013. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	First quarter
Combined ratios	2014	2013
Insurance - Canada (Northbridge)	99.8%	100.5%
- U.S. (Crum & Forster and Zenith National)	96.6%	103.1%
- Asia (Fairfax Asia)	93.8%	91.0%
Reinsurance - OdysseyRe	85.6%	82.9%
Insurance and Reinsurance - Other	97.7%	98.4%
Consolidated	93.0%	94.0%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	0.5	(1.1)
- U.S. (Crum & Forster and Zenith National)	16.2	(14.6)
- Asia (Fairfax Asia)	4.7	4.9
Reinsurance - OdysseyRe	75.2	95.1
Insurance and Reinsurance - Other	2.1	1.7
Underwriting profit	98.7	86.0
Interest and dividends - insurance and reinsurance	92.1	72.1
Operating income	190.8	158.1
Runoff (excluding net gains (losses) on investments)	(21.3)	(0.8)
Other reporting segment	10.1	6.8
Interest expense	(49.8)	(53.3)
Corporate overhead and other	(16.6)	(8.1)
Pre-tax income before net gains (losses) on investments	113.2	102.7
Net realized gains before equity hedges	379.7	165.3
Pre-tax income including net realized gains before equity hedges	492.9	268.0
Net change in unrealized gains before equity hedges	697.9	436.9
Equity hedging net losses	(71.5)	(592.8)
Pre-tax income	1,119.3	112.1
Income taxes	(334.3)	51.2
Net earnings	785.0	163.3

Attributable to:
Shareholders of Fairfax	784.6	161.6
Non-controlling interests	0.4	1.7
	785.0	163.3

Net earnings per share	$36.35	$7.22
Net earnings per diluted share	$35.72	$7.12
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $98.7 (combined ratio of 93.0%) in the first quarter of 2014 compared to an underwriting profit of $86.0 (combined ratio of 94.0%) in the first quarter of 2013. The increase in underwriting profit in the first quarter of 2014 compared to the same period in 2013 primarily reflected the pre-tax impact of increased net favourable prior year reserve development. The combined ratio in the first quarter of 2014 included 2.2 percentage points ($30.5) of current period catastrophe losses compared to 2.3 percentage points ($32.3) in the first quarter of 2013.

The following table presents the components of the company's combined ratios for the quarters ended March 31, 2014 and 2013:

	First quarter
	2014	2013
Underwriting profit	98.7	86.0

Loss & LAE - accident year	63.5%	64.2%
Commissions	17.1%	16.5%
Underwriting expense	16.4%	15.8%
Combined ratio - accident year	97.0%	96.5%
Net favourable development	(4.0)%	(2.5)%
Combined ratio - calendar year	93.0%	94.0%

Net favourable development of $55.6 (4.0 combined ratio points) in the first quarter of 2014 and $35.5 (2.5 combined ratio points) in the first quarter of 2013 was comprised as follows:

	First quarter
	2014	2013
Insurance - Canada (Northbridge)	(15.1)	(8.8)
- U.S. (Crum & Forster and Zenith National)	(17.0)	—
- Asia (Fairfax Asia)	3.5	(3.6)
Reinsurance - OdysseyRe	(22.1)	(17.9)
Insurance and Reinsurance - Other	(4.9)	(5.2)
Insurance and reinsurance operations	(55.6)	(35.5)

The increase in the commission expense ratio from 16.5% in the first quarter of 2013 to 17.1% in the first quarter of 2014 reflected increased writings of business carrying higher rates of commission (primarily at Crum & Forster and OdysseyRe).

The increase in the underwriting expense ratio from 15.8% in the first quarter of 2013 to 16.4% in the first quarter of 2014 was primarily due to increased underwriting expenses of 1.6% and decreased net premiums earned of 2.1%. The increase in underwriting expenses in the first quarter of 2014 primarily reflected increased compensation and information technology costs.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $284.4 in the first quarter of 2013 to $300.1 in the first quarter of 2014 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above), higher operating expenses at Runoff (primarily reflecting incremental operating expenses associated with the acquisition of American Safety on October 3, 2013) and increased Fairfax and subsidiary holding companies' corporate overhead (increased charitable donations and information technology costs).
Other expenses increased from $191.1 in the first quarter of 2013 to $297.3 in the first quarter of 2014 primarily as a result of the consolidation of the operating expenses of The Keg (acquired February 4, 2014) and IKYA (acquired on May 14, 2013) ($45.8 and $60.4 respectively), partially offset by lower operating expenses following the disposition of Prime Restaurants (sold on October 31, 2013).

The company reported net earnings attributable to shareholders of Fairfax of $784.6 (net earnings of $36.35 per basic share and $35.72 per diluted share) in the first quarter of 2014 compared to net earnings attributable to shareholders of Fairfax of $161.6 (net earnings of $7.22 per basic share and $7.12 per diluted share) in the first quarter of 2013. The year-over-year increase in profitability in the first quarter of 2014 was primarily due to significant net gains on investments and higher underwriting profitability, partially offset by the increased provision for income taxes.

Common shareholders’ equity increased from $7,186.7 at December 31, 2013 to $7,807.6 at March 31, 2014 primarily reflecting net earnings attributable to shareholders of Fairfax ($784.6) and increased accumulated other comprehensive income (an increase of $75.9 in the first quarter of 2014 primarily related to the share of gains (losses) on defined benefit plans of associates and foreign currency translation), partially offset by the payment of dividends on the company's common and preferred shares ($230.0). Common shareholders’ equity at March 31, 2014 was $7,807.6 or $368.53 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013, representing an increase per basic share in the first quarter of 2014 of 8.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 11.7% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the quarters ended March 31, 2014 and 2013. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended March 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	220.1	703.7	171.2	654.2	161.6	1,910.8	6.3	—	—	(16.4)	1,900.7
Net premiums written	192.7	627.3	103.2	572.5	115.8	1,611.5	0.9	—	—	—	1,612.4
Net premiums earned	226.0	481.8	75.4	522.7	96.8	1,402.7	35.0	—	—	—	1,437.7
Underwriting profit (loss)	0.5	16.2	4.7	75.2	2.1	98.7	(38.4)	—	—	—	60.3
Interest and dividends	4.4	14.3	14.6	49.4	9.4	92.1	17.1	1.8	(4.1)	26.2	133.1
Operating income (loss)	4.9	30.5	19.3	124.6	11.5	190.8	(21.3)	1.8	(4.1)	26.2	193.4
Net gains (losses) on investments	138.0	198.2	1.4	377.6	82.2	797.4	188.9	(2.8)	22.6	—	1,006.1
Other reporting segment	—	—	—	—	—	—	—	8.3	—	—	8.3
Interest expense	—	(1.1)	—	(3.2)	(1.0)	(5.3)	(0.3)	(2.7)	(41.5)	—	(49.8)
Corporate overhead	(1.5)	(5.2)	—	(5.6)	(0.4)	(12.7)	—	—	0.2	(26.2)	(38.7)
Pre-tax income (loss)	141.4	222.4	20.7	493.4	92.3	970.2	167.3	4.6	(22.8)	—	1,119.3
Income taxes											(334.3)
Net earnings											785.0

Attributable to:
Shareholders of Fairfax											784.6
Non-controlling interests											0.4
											785.0

Quarter ended March 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	243.6	657.7	141.9	669.2	151.8	1,864.2	0.2	—	—	27.4	1,891.8
Net premiums written	247.6	577.2	76.1	604.0	100.9	1,605.8	(0.1)	—	—	—	1,605.7
Net premiums earned	245.7	468.8	54.9	556.5	106.3	1,432.2	30.6	—	—	—	1,462.8
Underwriting profit (loss)	(1.1)	(14.6)	4.9	95.1	1.7	86.0	(16.5)	—	—	—	69.5
Interest and dividends	5.5	16.8	12.1	33.9	3.8	72.1	15.7	0.3	2.7	27.4	118.2
Operating income (loss)	4.4	2.2	17.0	129.0	5.5	158.1	(0.8)	0.3	2.7	27.4	187.7
Net gains (losses) on investments	49.6	(40.9)	(5.9)	(139.7)	63.3	(73.6)	(13.3)	—	96.3	—	9.4
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Other reporting segment	—	—	—	—	—	—	—	6.5	—	—	6.5
Interest expense	—	(1.2)	—	(6.9)	(1.1)	(9.2)	—	(0.8)	(43.3)	—	(53.3)
Corporate overhead	(1.7)	(5.2)	—	(4.6)	—	(11.5)	—	—	4.1	(27.4)	(34.8)
Pre-tax income (loss)	52.3	(45.1)	11.1	(22.2)	67.7	63.8	(14.1)	6.0	56.4	—	112.1
Income taxes											51.2
Net earnings											163.3

Attributable to:
Shareholders of Fairfax											161.6
Non-controlling interests											1.7
											163.3

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three months ended March 31, 2014 and 2013.

Canadian Insurance - Northbridge

	First quarter
	2014	2013
Underwriting profit (loss)	0.5	(1.1)

Loss & LAE - accident year	70.3%	69.1%
Commissions	16.7%	15.9%
Underwriting expenses	19.5%	19.0%
Combined ratio - accident year	106.5%	104.0%
Net favourable development	(6.7)%	(3.5)%
Combined ratio - calendar year	99.8%	100.5%

Gross premiums written	220.1	243.6
Net premiums written	192.7	247.6
Net premiums earned	226.0	245.7
Underwriting profit (loss)	0.5	(1.1)
Interest and dividends	4.4	5.5
Operating income	4.9	4.4
Net gains on investments	138.0	49.6
Pre-tax income before interest and other	142.9	54.0

Northbridge reported an underwriting profit of $0.5 and a combined ratio of 99.8% in the first quarter of 2014 compared to an underwriting loss of $1.1 and a combined ratio of 100.5% in the first quarter of 2013. Net favourable prior year reserve development increased from $8.8 (3.5 combined ratio points) in the first quarter of 2013 to $15.1 (6.7 combined ratio points) in the first quarter of 2014 and reflected better than expected emergence across most accident years and lines of business in each of those respective periods. There were no current period catastrophe losses in the first quarters of 2014 or 2013. The commission expense ratio increased from 15.9% in the first quarter of 2013 to 16.7% in the first quarter of 2014 primarily as a result of a favourable contingent profit commission expense adjustment recorded in the first quarter of 2013. Northbridge's underwriting expense ratio increased from 19.0% in the first quarter of 2013 to 19.5% in the first quarter of 2014 primarily as a result of higher compensation related expenses in the first quarter of 2014, partially offset by the 0.6% year-over-year increase in net premiums earned (expressed in Canadian dollars).

Gross premiums written decreased by 1.1% from Cdn$245.5 in the first quarter of 2013 to Cdn$242.8 in the first quarter of 2014 reflecting the strategic non-renewal of an unprofitable portfolio, partially offset by increased writings at Northbridge Insurance and Federated Insurance reflecting modest year-over-year improvements in rate, retention and new business. Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Excluding the one-time impact of the unearned premium portfolio transfer, net premiums written in the first quarter of 2014 increased by 1.1% (expressed in Canadian dollars) reflecting higher net risk retention in 2014. Net premiums earned increased by 0.6% (expressed in Canadian dollars) in the first quarter of 2014 reflecting the growth in net premiums written in 2013.

The significant year-over-year increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by lower interest and dividend income, produced pre-tax income before interest and other of $142.9 in the first quarter of 2014 compared to pre-tax income before interest and other of $54.0 in the first quarter of 2013.

	First quarter
	2014	2013
Equity and equity-related holdings	103.8	89.1
Equity hedges	(13.7)	(58.3)
Bonds	31.5	(1.9)
Preferred stocks	(0.9)	(0.6)
CPI-linked derivatives	(6.3)	(8.7)
Foreign currency	26.3	7.4
Gain on disposition of associates	—	22.2
Other	(2.7)	0.4
Net gains on investments	138.0	49.6

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $450.5 in the first quarter of 2014 primarily due to net purchases of short term investments. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $5.1 in the first quarter of 2013 to $35.2 in the first quarter of 2014 with the year-over-year increase primarily attributable to lower net premium collections and income taxes recovered.

U.S. Insurance — Crum & Forster and Zenith National (1)

	First quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	0.6	15.6	16.2	0.8	(15.4)	(14.6)

Loss & LAE - accident year	65.7%	64.8%	65.4%	68.3%	72.0%	69.5%
Commissions	14.3%	9.5%	12.6%	13.1%	9.8%	12.0%
Underwriting expenses	19.8%	26.5%	22.1%	18.3%	28.4%	21.6%
Combined ratio - accident year	99.8%	100.8%	100.1%	99.7%	110.2%	103.1%
Net favourable development	—	(10.2)%	(3.5)%	—	—	—
Combined ratio - calendar year	99.8%	90.6%	96.6%	99.7%	110.2%	103.1%

Gross premiums written	410.5	293.2	703.7	365.9	291.8	657.7
Net premiums written	337.7	289.6	627.3	290.9	286.3	577.2
Net premiums earned	315.6	166.2	481.8	317.1	151.7	468.8
Underwriting profit (loss)	0.6	15.6	16.2	0.8	(15.4)	(14.6)
Interest and dividends	8.5	5.8	14.3	10.7	6.1	16.8
Operating income (loss)	9.1	21.4	30.5	11.5	(9.3)	2.2
Net gains (losses) on investments	123.2	75.0	198.2	(22.3)	(18.6)	(40.9)
Pre-tax income (loss) before interest and other	132.3	96.4	228.7	(10.8)	(27.9)	(38.7)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Crum & Forster reported an underwriting profit of $0.6 and a combined ratio of 99.8% in the first quarter of 2014 compared to an underwriting profit of $0.8 and a combined ratio of 99.7% in the first quarter of 2013. Crum & Forster's combined ratio in the first quarter of 2014 included 2.4 combined ratio points ($7.5) of current period catastrophe losses related to the effects of severe winter weather in the U.S. northeast (the first quarter of 2013 was not affected by current period catastrophe losses). There was no prior period reserve development in the first quarters of 2014 or 2013.

Crum & Forster's underwriting expense ratio (excluding commissions) increased from 18.3% in the first quarter of 2013 to 19.8% in the first quarter of 2014 reflecting the impact of incremental operating expenses related to the renewal of the American Safety business and reduced net premiums earned in standard lines and the First Mercury division. The premiums written associated with American Safety will be recognized as earned premium in future periods which has temporarily elevated the underwriting expense ratio. Crum & Forster’s commission expense ratio increased from 13.1% in the first quarter of 2013 to 14.3% in the first quarter of 2014 primarily reflecting growth in specialty lines of business carrying higher commission rates and higher net risk retention in the environmental casualty and Fairmont accident and health divisions resulting in lower commission income earned on premiums ceded to reinsurers.

Gross premiums written increased by 12.2% from $365.9 in the first quarter of 2013 to $410.5 in the first quarter of 2014 primarily reflecting $23.1 of incremental gross premiums written related to the renewal of the American Safety business (principally in the environmental casualty and CoverXSpecialty divisions) and growth in the Fairmont accident and health business. Net premiums written increased by 16.1% in the first quarter of 2014 consistent with the growth in gross premiums written combined with higher net risk retention in certain lines of business and the corresponding decrease in premiums ceded to reinsurers. Net premiums earned decreased by 0.5% in the first quarter of 2014 reflecting the reduction in net premiums written in the First Mercury division in the prior year and the impact of the timing of earned premium related to the American Safety premiums written, partially offset by the increase in accident and health net premiums written which earn into income over a shorter period of time.

Interest and dividend income decreased from $10.7 in the first quarter of 2013 to $8.5 in the first quarter of 2014 primarily reflecting lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013, partially offset by lower total return swap expense (Crum & Forster terminated approximately $650 notional amount of short equity index total return swaps in the fourth quarter of 2013). The significant increase in net gains on investments (as set out in the table below), partially offset by lower interest and dividend income and a nominal decrease in underwriting profitability, produced pre-tax income before interest and other of $132.3 in the first quarter of 2014 compared to a pre-tax loss before interest and other of $10.8 in the first quarter of 2013.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $19.2 in the first quarter of 2014 compared to a decrease of $33.5 in the first quarter of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $26.6 in the first quarter of 2014 compared to $10.5 in the first quarter of 2013 with the year-over-year increase primarily attributable to lower net paid losses and higher net premium collections, partially offset by increased operating expenses.

Zenith National
Zenith National reported an underwriting profit of $15.6 and a combined ratio of 90.6% in the first quarter of 2014 compared to an underwriting loss of $15.4 and a combined ratio of 110.2% in the first quarter of 2013. Net premiums earned in the first quarter of 2014 of $166.2 increased from $151.7 in the first quarter of 2013, principally reflecting premium rate increases. The improvement in Zenith National’s combined ratio in the first quarter of 2014 compared to the first quarter of 2013 reflected: a decrease of 7.2 percentage points in the accident year loss and LAE ratio in the first quarter of 2014 due to earned premium price increases exceeding estimates of loss trends; net favourable development of prior years' reserves of 10.2 percentage points in the first quarter of 2014 reflecting net favourable emergence related to the 2013 and 2012 accident years; and a decrease in the underwriting expense ratio (excluding commissions) of 1.9 percentage points in the first quarter of 2014 as a result of a 9.6% year-over-year increase in net premiums earned.
Interest and dividend income of $5.8 in the first quarter of 2014 remained comparable to interest and dividend income of $6.1 in the first quarter of 2013. The significant net gains on investments (as set out in the table below), the improvement in underwriting profitability and relatively stable interest and dividend income, produced pre-tax income before interest and other of $96.4 in the first quarter of 2014 compared to a pre-tax loss before interest and other of $27.9 in the first quarter of 2013.
At March 31, 2014 Zenith National had unrestricted cash and cash equivalents of $55.6. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $14.1 in the first quarter of 2013 to $27.4 in the first quarter of 2014 primarily as a result of increased net premium collections.
Net gains (losses) on investments in the quarters ended March 31, 2014 and 2013 for the U.S. Insurance segment were comprised as shown in the following table:

	First quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Equity and equity-related holdings	51.6	48.4	100.0	106.6	40.9	147.5
Equity hedges	(3.5)	(3.5)	(7.0)	(101.7)	(40.9)	(142.6)
Bonds	80.5	31.5	112.0	(22.1)	(12.5)	(34.6)
Preferred stocks	—	—	—	—	(0.5)	(0.5)
CPI-linked derivatives	(3.0)	(1.3)	(4.3)	(4.4)	(3.4)	(7.8)
Other	(2.4)	(0.1)	(2.5)	(0.7)	(2.2)	(2.9)
Net gains (losses) on investments	123.2	75.0	198.2	(22.3)	(18.6)	(40.9)

Asian Insurance - Fairfax Asia

	First quarter
	2014	2013
Underwriting profit	4.7	4.9

Loss & LAE - accident year	73.1%	77.2%
Commissions	6.5%	5.7%
Underwriting expenses	9.6%	14.6%
Combined ratio - accident year	89.2%	97.5%
Net adverse (favourable) development	4.6%	(6.5)%
Combined ratio - calendar year	93.8%	91.0%

Gross premiums written	171.2	141.9
Net premiums written	103.2	76.1
Net premiums earned	75.4	54.9
Underwriting profit	4.7	4.9
Interest and dividends	14.6	12.1
Operating income	19.3	17.0
Net gains (losses) on investments	1.4	(5.9)
Pre-tax income before interest and other	20.7	11.1

Fairfax Asia reported an underwriting profit of $4.7 and a combined ratio of 93.8% in the first quarter of 2014 compared to an underwriting profit of $4.9 and a combined ratio of 91.0% in the first quarter of 2013. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	First quarter
	2014	2013
First Capital	87.5%	79.9%
Falcon	98.4%	102.9%
Pacific Insurance	101.0%	98.9%

The combined ratio in the first quarter of 2014 included 4.6 combined ratio points ($3.5) of net adverse prior year reserve development primarily related to accident and health and marine hull loss reserves at First Capital and the impact of the mandatory pro-rata participation by Pacific Insurance in the Malaysia motor vehicle insurance pool. The combined ratio in the first quarter of 2013 included 6.5 combined ratio points ($3.6) of net favourable prior year reserve development primarily at First Capital across most lines of business, partially offset by net adverse development related to property loss reserves.

During the first quarter of 2014 gross premiums written, net premiums written and net premiums earned increased by 20.6%, 35.6% and 37.3% respectively, primarily as a result of increased writings in the accident and health, engineering, commercial automobile and property lines of business. The year-over-year increase in net premiums written in the first quarter of 2014 is higher than the increase in gross premiums written due to the growth in the accident and health and commercial automobile lines of business where Fairfax Asia's premium retention is higher relative to its other lines of business.

The combination of increased net gains on investments (as set out in the table below) and higher interest and dividend income, partially offset by the modest decrease in underwriting profit, produced pre-tax income before interest and other of $20.7 in the first quarter of 2014 compared to pre-tax income before interest and other of $11.1 in the first quarter of 2013.

	First quarter
	2014	2013
Equity and equity-related holdings	0.3	5.4
Equity hedges	—	(15.5)
Bonds	1.2	1.2
Preferred stocks	(0.2)	(0.1)
Foreign currency	0.1	3.1
Net gains (losses) on investments	1.4	(5.9)

Reinsurance - OdysseyRe(1)

	First quarter
	2014	2013
Underwriting profit	75.2	95.1

Loss & LAE - accident year	56.8%	56.1%
Commissions	22.0%	20.3%
Underwriting expenses	11.0%	9.7%
Combined ratio - accident year	89.8%	86.1%
Net favourable development	(4.2)%	(3.2)%
Combined ratio - calendar year	85.6%	82.9%

Gross premiums written	654.2	669.2
Net premiums written	572.5	604.0
Net premiums earned	522.7	556.5
Underwriting profit	75.2	95.1
Interest and dividends	49.4	33.9
Operating income	124.6	129.0
Net gains (losses) on investments	377.6	(139.7)
Pre-tax income (loss) before interest and other	502.2	(10.7)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On October 3, 2013 Hudson Insurance Group, a wholly-owned subsidiary of OdysseyRe, assumed the renewal rights to American Safety’s surety lines of business. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

OdysseyRe reported an underwriting profit of $75.2 and a combined ratio of 85.6% in the first quarter of 2014 compared to an underwriting profit of $95.1 and a combined ratio of 82.9% in the first quarter of 2013. The combined ratios in the first quarters of 2014 and 2013 included 4.3 combined ratio points ($22.2) and 5.8 combined ratio points ($32.3) respectively of attritional current period catastrophe losses (net of reinstatement premiums). OdysseyRe's combined ratio also benefited from higher net favourable prior year reserve development of 4.2 combined ratio points ($22.1) in the first quarter of 2014 (principally reflecting net favourable emergence on prior years' non-catastrophe related loss reserves) compared to 3.2 combined ratio points ($17.9) in the first quarter of 2013 (principally reflecting net favourable emergence on prior years' catastrophe loss reserves).

OdysseyRe’s commission expense ratio increased from 20.3% in the first quarter of 2013 to 22.0% in the first quarter of 2014 primarily due to changes in the mix of business. OdysseyRe's underwriting expense ratio increased from 9.7% in the first quarter of 2013 to 11.0% in the first quarter of 2014 primarily due to the 6.1% decrease in net premiums earned and higher legal fees incurred in the first quarter of 2014.
Gross premiums written, net premiums written and net premiums earned decreased by 2.2%, 5.2% and 6.1% respectively, in the first quarter of 2014 compared to the first quarter of 2013, primarily reflecting decreased writings of property business (most notably the year-over-year decrease in participation on a Florida property quota share reinsurance contract), partially offset by growth across most lines of business in the U.S. insurance division (inclusive of $5.3 of incremental gross premiums written related to the renewal of the American Safety business), which utilizes higher levels of reinsurance protection. The decrease in net premiums earned also reflects the impact of lower net premiums written in 2013.
The increase in net gains on investments (as set out in the table below) and higher interest and dividend income (primarily reflecting increased share of profits of associates inclusive of limited partnership investment income), partially offset by lower underwriting profit produced pre-tax income before interest and other of $502.2 in the first quarter of 2014 compared to a pre-tax loss before interest and other of $10.7 in the first quarter of 2013.

	First quarter
	2014	2013
Equity and equity-related holdings	216.8	165.9
Equity hedges	(21.7)	(264.0)
Bonds	202.3	(50.2)
CPI-linked derivatives	(8.3)	(11.1)
Foreign currency	4.3	11.6
Gain on disposition of associate	—	12.2
Other	(15.8)	(4.1)
Net gains (losses) on investments	377.6	(139.7)

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $137.2 in the first quarter of 2014 compared to $11.7 in the first quarter of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $98.5 in the first quarter of 2013 to $137.4 in the first quarter of 2014 primarily as a result of lower income taxes paid.

Insurance and Reinsurance - Other

For the quarters ended March 31, 2014 and 2013

	First quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	4.1	(0.3)	0.1	(1.8)	—	2.1

Loss & LAE - accident year	66.3%	67.3%	74.6%	56.1%	—	66.5%
Commissions	29.8%	21.3%	17.9%	9.1%	—	21.7%
Underwriting expenses	1.2%	21.2%	8.5%	34.3%	—	14.6%
Combined ratio - accident year	97.3%	109.8%	101.0%	99.5%	—	102.8%
Net adverse (favourable) development	(10.8)%	(8.9)%	(1.8)%	13.0%	—	(5.1)%
Combined ratio - calendar year	86.5%	100.9%	99.2%	112.5%	—	97.7%

Gross premiums written	38.9	75.3	18.1	45.8	(16.5)	161.6
Net premiums written	39.0	47.2	14.4	15.2	—	115.8
Net premiums earned	31.3	34.9	16.2	14.4	—	96.8
Underwriting profit (loss)	4.1	(0.3)	0.1	(1.8)	—	2.1
Interest and dividends	4.3	2.5	0.9	1.7	—	9.4
Operating income (loss)	8.4	2.2	1.0	(0.1)	—	11.5
Net gains (losses) on investments	49.2	36.5	(0.7)	(2.8)	—	82.2
Pre-tax income (loss) before interest and other	57.6	38.7	0.3	(2.9)	—	93.7

	First quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	3.9	(1.4)	(0.2)	(0.6)	—	1.7

Loss & LAE - accident year	61.8%	68.2%	68.3%	59.8%	—	64.9%
Commissions	29.3%	21.9%	25.0%	15.2%	—	23.9%
Underwriting expenses	3.0%	19.9%	8.4%	32.5%	—	14.4%
Combined ratio - accident year	94.1%	110.0%	101.7%	107.5%	—	103.2%
Net favourable development	(4.9)%	(6.8)%	(0.5)%	(3.3)%	—	(4.8)%
Combined ratio - calendar year	89.2%	103.2%	101.2%	104.2%	—	98.4%

Gross premiums written	5.8	95.2	22.2	45.4	(16.8)	151.8
Net premiums written	5.6	61.9	17.6	15.8	—	100.9
Net premiums earned	34.8	42.6	15.0	13.9	—	106.3
Underwriting profit (loss)	3.9	(1.4)	(0.2)	(0.6)	—	1.7
Interest and dividends	0.3	1.8	0.9	0.8	—	3.8
Operating income	4.2	0.4	0.7	0.2	—	5.5
Net gains (losses) on investments	57.3	7.1	—	(1.1)	—	63.3
Pre-tax income (loss) before interest and other	61.5	7.5	0.7	(0.9)	—	68.8
Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").
The Insurance and Reinsurance – Other segment produced an underwriting profit of $2.1 and a combined ratio of 97.7% in the first quarter of 2014 compared to an underwriting profit of $1.7 and a combined ratio of 98.4% in the first quarter of 2013. Net favourable prior year reserve development of $4.9 (5.1 combined ratio points) in the first quarter of 2014 primarily reflected net favourable emergence at Group Re and Advent, partially offset by net adverse emergence at Fairfax Brasil. The underwriting results in the first quarter of 2013 included $5.2 (4.8 combined ratio points) of net favourable prior year reserve development across all operating segments. Current period catastrophe losses (net of reinstatement premiums) were nominal in the first quarter of 2014 and had no effect on the underwriting results in the first quarter of 2013. The commission expense ratio decreased from 23.9% in the first quarter of 2013 to 21.7% in the first quarter of 2014 primarily reflecting a reduction in writings of quota share commercial automobile reinsurance at Polish Re and the non-renewal of the affinity line of business in the first quarter of 2014 at Fairfax Brasil (these lines of business tended to carry higher commission rates relative to the mix of business of the Insurance and Reinsurance – Other segment).
Gross premiums written, net premiums written and net premiums earned decreased by 15.3%, 17.3% and 8.9% respectively, in the first quarter of 2014 compared to the first quarter of 2013 (excluding the unearned premium portfolio transfer which suppressed gross premiums written and net premiums written by Group Re in the first quarter of 2013 by $39.1). The decrease in gross premiums written and net premiums written primarily reflected the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re. The decrease in net premiums earned also reflected the lower levels of net premiums written in 2013.
The year-over-year increase in net gains on investments (as set out in the table below), higher interest and dividend income (primarily reflecting increased share of profit of associates) and the modest improvement in underwriting profitability, produced pre-tax income before interest and other of $93.7 in the first quarter of 2014 compared to pre-tax income before interest and other of $68.8 in the first quarter of 2013. The gain on disposition of associate of $73.9 as set out in the table below reflected the net gain recognized on the sale of the company's investment in The Brick.

	First quarter
	2014	2013
Equity and equity-related holdings	70.3	28.0
Equity hedges	(2.4)	(32.1)
Bonds	20.6	(4.0)
Preferred stocks	(9.4)	(1.1)
CPI-linked derivatives	(0.8)	(0.6)
Foreign currency	3.9	(0.8)
Gain on disposition of associate	—	73.9
Net gains on investments	82.2	63.3

During the first quarter of 2013 CRC Re paid a dividend-in-kind to Fairfax of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

Runoff

	First quarter
	2014	2013
Gross premiums written	6.3	0.2
Net premiums written	0.9	(0.1)
Net premiums earned	35.0	30.6
Losses on claims	(41.1)	(52.7)
Operating expenses	(32.3)	(27.5)
Interest and dividends	17.1	15.7
Operating loss	(21.3)	(33.9)
Net gains (losses) on investments	188.9	(13.3)
Pre-tax income (loss) before the undernoted	167.6	(47.2)
Gain on significant reinsurance commutation(1)	—	33.1
Pre-tax income (loss) before interest and other	167.6	(14.1)

(1)
On March 29, 2013 TIG Insurance entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

Runoff acquired American Safety Insurance Holdings, Ltd ("American Safety") and RiverStone Insurance (formerly known as Brit Insurance Limited) on October 3, 2013 and October 12, 2012 respectively. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Runoff reported an operating loss of $21.3 in the first quarter of 2014 compared to an operating loss of $33.9 in the first quarter of 2013. Net premiums earned principally reflected the impact of the runoff of policies in-force on the acquisition dates of American Safety ($35.5 in the first quarter of 2014) and RiverStone Insurance ($29.5 in the first quarter of 2013). Losses on claims of $41.1 in the first quarter of 2014 primarily reflected $25.4 of incurred losses on premium earned in the first quarter of 2014 at American Safety and $15.0 of net strengthening of prior years' loss reserves at U.S. Runoff (TIG Insurance). Losses on claims of $52.7 in the first quarter of 2013 primarily reflected $19.7 of incurred losses on premium earned in the first quarter of 2013 at RiverStone Insurance and $30.5 of net strengthening of prior years' loss reserves at U.S. Runoff (primarily asbestos and environmental loss reserves at TIG Insurance). Operating expenses increased from $27.5 in the first quarter of 2013 to $32.3 in the first quarter of 2014, primarily as a result of incremental operating expenses associated with American Safety.

Interest and dividend income increased from $15.7 in the first quarter of 2013 to $17.1 in the first quarter of 2014 primarily reflecting increased share of profit of associates and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013.

The Runoff segment produced pre-tax income before interest and other of $167.6 in the first quarter of 2014 compared to a pre-tax loss before interest and other of $47.2 in the first quarter of 2013 (excluding a gain of $33.1 on a significant reinsurance commutation) with the increase in profitability year-over-year primarily due to the significant increase in net gains on investments (as set out in the table below) and the decrease in the operating loss.

	First quarter
	2014	2013
Equity and equity-related holdings	103.1	90.2
Equity hedges	(9.0)	(108.9)
Bonds	99.6	(28.7)
CPI-linked derivatives	(1.8)	(1.9)
Foreign currency	(3.0)	25.2
Gain on disposition of associate	—	9.8
Other	—	1.0
Net gains (losses) on investments	188.9	(13.3)
Other

	First quarter
	2014	2013
Revenue	305.6	194.2
Expenses	(297.3)	(187.7)
Pre-tax income before interest and other	8.3	6.5
Interest and dividends	1.8	0.3
Net losses on investments	(2.8)	—
Pre-tax income before interest expense	7.3	6.8

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. Increases in Ridley’s revenues from $144.6 in the first quarter of 2013 to $147.5 in the first quarter of 2014 primarily reflected an increase in sales volumes, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, The Keg (acquired February 4, 2014), Prime Restaurants (acquired January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India and IKYA (acquired May 14, 2013).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense decreased from $53.3 in the first quarter of 2013 to $49.8 in the first quarter of 2014, reflecting the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the repurchase in the first quarter of 2013 of $48.4 principal amount of Fairfax unsecured senior notes due 2017, partially offset by higher interest expense subsequent to the issuance on January 21, 2013 of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022 and the consolidation of the subsidiary indebtedness and long term debt of The Keg and IKYA.

Consolidated interest expense was comprised of the following:

	First quarter
	2014	2013
Fairfax	41.5	43.3
Crum & Forster	0.3	0.4
Zenith National	0.8	0.8
OdysseyRe	3.2	6.9
Advent	1.0	1.1
Runoff	0.3	—
Other	2.7	0.8
	49.8	53.3

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income earned on holding company cash and investments and loss on repurchase of long term debt, and is comprised of the following:

	First quarter
	2014	2013
Fairfax corporate overhead	26.0	23.3
Subsidiary holding companies' corporate overhead	12.7	11.5
Holding company interest and dividends	4.1	(2.7)
Investment management and administration fees	(26.2)	(27.4)
Loss on repurchase of long term debt	—	3.4
	16.6	8.1

Total return swap expense ($8.5 in the first quarter of 2014 and $7.9 in the first quarter of 2013) is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense, interest and dividend income on holding company cash and investments decreased from $10.6 in the first quarter of 2013 to $4.4 in the first quarter of 2014 primarily as a result of lower investment income earned due to sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments.

Net gains on investments attributable to the corporate and other reporting segment were comprised as follows:

	First quarter
	2014	2013
Equity and equity-related holdings	42.2	48.3
Equity hedges	(17.7)	28.6
Bonds	11.8	(0.8)
Foreign currency	(9.8)	(2.8)
Gain on disposition of associates	—	5.9
Other	(3.9)	17.1
Net gains on investments	22.6	96.3

Income Taxes

The $334.3 provision for income taxes in the first quarter of 2014 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

The $51.2 recovery of income taxes in the first quarter of 2013 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate and the recognition of the benefit of previously unrecorded accumulated income tax losses and temporary differences.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,113.7 ($1,085.7 net of $28.0 of holding company short sale and derivative obligations) at March 31, 2014 from $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2014 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $133.7 to $2,150.7 at March 31, 2014 from $2,017.0 at December 31, 2013 primarily as a result of increased premiums receivable at Zenith National (reflecting the timing of policy renewals), partially offset by decreased premiums receivable at Runoff (collection in the first quarter of 2014 of commutation proceeds receivable at December 31, 2013).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $24,810.3 at March 31, 2014 ($24,655.6 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2013 of $23,833.3 ($23,620.0 net of subsidiary short sale and derivative obligations). The increase of $1,035.6 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at March 31, 2014 compared to December 31, 2013 generally reflected net unrealized appreciation of bonds and common stocks in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs, partially offset by the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar).

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $391.3 primarily reflecting cash used to invest in Eurobank Properties, AgriCo and Sterling Resorts (described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2014), partially offset by net cash provided by operating activities.

Bonds (including bonds pledged for short sale derivative obligations) increased by $650.8 primarily reflecting net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).

Common stocks increased by $99.9 primarily reflecting net unrealized appreciation, partially offset by net sales of common stocks.

Investments in associates increased by $557.3 primarily reflecting investments in AgriCo and Sterling Resorts and an additional investment in Eurobank Properties.

Derivatives and other invested assets net of short sale and derivative obligations increased by $110.9 reflecting lower payables to counterparties to the company’s long and short equity and equity index total return swaps (net of balances receivable and excluding the impact of collateral requirements) and purchases of CPI-linked derivatives, partially offset by net unrealized depreciation of CPI-linked derivatives.
Recoverable from reinsurers decreased by $40.4 to $4,934.3 at March 31, 2014 from $4,974.7 at December 31, 2013 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and commutations) and decreases at Northbridge (reflecting the impact of the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by increased recoverable from reinsurer balances at Fairfax Asia and Fairfax Brasil reflecting increased business volumes.

Deferred income taxes decreased by $308.1 to $706.9 at March 31, 2014 from $1,015.0 at December 31, 2013 primarily due to realized and unrealized investment gains in the U.S.

Other assets increased by $45.2 to $1,093.1 at March 31, 2014 from $1,047.9 at December 31, 2013 primarily as a result of the consolidation of the premises and equipment balances of The Keg and increased receivables at the non-insurance operating companies, partially offset by a decrease in income taxes refundable reflecting operating income incurred in the first quarter of 2014, principally at Northbridge.

Provision for losses and loss adjustment expenses decreased by $293.8 to $18,919.0 at March 31, 2014 from $19,212.8 at December 31, 2013 primarily reflecting the settlements of claim liabilities at Runoff and the impact of the strengthening of the U.S. dollar relative to the Canadian dollar on the loss reserves of Northbridge, partially offset by higher claim liabilities at Fairfax Asia reflecting increased business volumes.

Non-controlling interests increased by $12.6 to $120.0 at March 31, 2014 from $107.4 at December 31, 2013 principally as a result of the acquisition of The Keg during the first quarter of 2014.

Investments

Interest and Dividends

Consolidated interest and dividend income of $90.5 in the first quarter of 2014 decreased from $99.5 in the first quarter of 2013 reflecting lower investment income earned and a modest increase in total return swap expense. Lower investment income in the first quarter of 2014 principally reflected lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense of $40.7 in the first quarter of 2014 compared to $40.4 in the first quarter of 2013 reflected lower total return swap expense incurred in connection with equity index total return swaps in the first quarter of 2014 (the company terminated a portion of its Russell 2000 and all of its S&P 500 equity index total return swaps in 2013) which was mostly offset by lower total return swap income earned in the first quarter of 2014 (the company had also terminated a significant portion of its long equity total return swaps in 2013).

The share of profit of associates of $42.6 in the first quarter of 2014 increased significantly compared to the share of profit of associates of $18.7 in the first quarter of 2013. The improvement in the first quarter of 2014 primarily reflected increased limited partnership investment income and increased share of profit of associates (principally Gulf Insurance, Eurobank Properties, Arbor Memorial and Resolute) on a year-over-year basis.

Net Gains (Losses) on Investments
Net gains (losses) on investments in the quarters ended March 31, 2014 and 2013 were comprised as shown in the following table:

	First quarter
	2014			2013
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	326.5	69.1	395.6	45.4	366.3	411.7
Preferred stocks - convertible	—	3.6	3.6	—	(18.4)	(18.4)
Bonds - convertible	—	62.7	62.7	12.9	(32.6)	(19.7)
Gain on disposition of associates(1)	—	—	—	124.0	—	124.0
Other equity derivatives(2) (3)	66.6	105.2	171.8	5.6	195.2	200.8
Equity and equity-related holdings	393.1	240.6	633.7	187.9	510.5	698.4
Equity hedges(3)	10.2	(81.7)	(71.5)	—	(592.8)	(592.8)
Equity and equity-related holdings after equity hedges	403.3	158.9	562.2	187.9	(82.3)	105.6
Bonds	4.6	474.4	479.0	(2.4)	(116.6)	(119.0)
Preferred stocks	2.1	(12.6)	(10.5)	—	(2.3)	(2.3)
CPI-linked derivatives	—	(21.9)	(21.9)	—	(32.4)	(32.4)
Other derivatives	(7.3)	(16.1)	(23.4)	(4.0)	21.3	17.3
Foreign currency	(12.7)	33.5	20.8	(16.4)	55.6	39.2
Other	(0.1)	—	(0.1)	0.2	0.8	1.0
Net gains (losses) on investments	389.9	616.2	1,006.1	165.3	(155.9)	9.4

Net gains (losses) on bonds is comprised as follows:
Government bonds	0.7	198.4	199.1	(11.1)	(67.6)	(78.7)
U.S. states and municipalities	1.9	264.4	266.3	12.1	(53.9)	(41.8)
Corporate and other	2.0	11.6	13.6	(3.4)	4.9	1.5
	4.6	474.4	479.0	(2.4)	(116.6)	(119.0)

(1)	The gain on disposition of associates of $124.0 in the first quarter of 2013 reflected the sales of the company's investment in The Brick ($111.9) and a private company ($12.1).

(2)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity-related holdings after equity hedges: The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below.

At March 31, 2014 equity hedges with a notional amount of $6,528.7 (December 31, 2013 - $6,327.4) represented 88.7% (December 31, 2013 - 98.2%) of the company’s equity and equity-related holdings of $7,364.1 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the first quarter of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $633.7 while the company's equity hedges produced net losses of only $71.5.

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2014, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,173.04	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	820.51	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,539.1	—	—	—	1,481.8	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
Bonds: Net gains on bonds of $479.0 in the first quarter of 2014 were primarily comprised of net mark-to-market gains on U.S. treasury bonds ($136.9), U.S. state bonds ($148.9) and bonds issued by U.S. municipalities ($115.5) principally as a result of a decrease in interest rates during the quarter. The company recorded net losses on bonds of $119.0 in the first quarter of 2013.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2014 these contracts have a remaining weighted average life of 7.7 years (December 31, 2013 - 7.5 years), a notional amount of $98.4 billion (December 31, 2013 - $82.9 billion) and a fair value of $164.3 (December 31, 2013 - $131.7). The company’s CPI-linked derivative contracts produced unrealized losses of $21.9 in the first quarter of 2014, compared to unrealized losses of $32.4 in the first quarter of 2013. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

During the first quarter of 2014 the company purchased notional amounts of $15,560.2 (2013 - $10,750.0) of CPI-linked derivative contracts at a cost of $50.8 (2013 - $23.9). The company also paid additional premiums in the first quarter of 2014 of nil (2013 - $18.9) to increase the strike price (primarily of its U.S.) CPI-linked derivative contracts. Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2014 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2014 compared to those identified at December 31, 2013 and disclosed in the company’s 2013 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2014.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	March 31, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,085.7	1,241.6

Long term debt – holding company borrowings	2,436.6	2,491.0
Long term debt – insurance and reinsurance companies	459.5	459.5
Subsidiary indebtedness - non-insurance companies	61.9	25.8
Long term debt – non-insurance companies	95.3	18.2
Total debt	3,053.3	2,994.5
Net debt	1,967.6	1,752.9

Common shareholders’ equity	7,807.6	7,186.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	120.0	107.4
Total equity	9,094.0	8,460.5

Net debt/total equity	21.6%	20.7%
Net debt/net total capital(1)	17.8%	17.2%
Total debt/total capital(2)	25.1%	26.1%
Interest coverage(3)	23.5x	n/a
Interest and preferred share dividend distribution coverage(4)	16.9x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at March 31, 2014 decreased by $54.4 to $2,436.6 from $2,491.0 at December 31, 2013 primarily due to the foreign currency translation effect of the strengthening of the U.S. dollar on the company's Canadian dollar denominated long term debt.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at March 31, 2014 increased by $113.2 to $616.7 from $503.5 at December 31, 2013, primarily reflecting the consolidation of the subsidiary indebtedness and long term debt of The Keg.

Common shareholders' equity at March 31, 2014 increased by $620.9 to $7,807.6 from $7,186.7 at December 31, 2013 primarily as a result of the net earnings attributable to shareholders of Fairfax ($784.6) and increased accumulated other comprehensive income (an increase of $75.9 in the first quarter of 2014 primarily related to the share of gains (losses) on defined benefit plans of associates and foreign currency translation), partially offset by the payment of dividends on the company's common and preferred shares ($230.0).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 17.8% at March 31, 2014 from 17.2% at December 31, 2013 primarily as a result of increases in net debt, partially offset by increases in net total capital. The increase in net debt was due to an increase in total debt (primarily increased subsidiary debt, partially offset by decreased holding company borrowings as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increased common shareholders' equity and increased net debt. The consolidated total debt/total capital ratio decreased to 25.1% at March 31, 2014 from 26.1% at December 31, 2013 primarily as a result of increased total capital (reflecting increased common shareholders' equity and increased total debt, partially offset by increased non-controlling interests), partially offset by increased total debt (primarily increased subsidiary debt, partially offset by decreased holding company borrowings as described above).

Liquidity

Holding company cash and investments at March 31, 2014 totaled $1,113.7 ($1,085.7 net of $28.0 of holding company short sale and derivative obligations) compared to $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during the first quarter of 2014 included the following outflows: the payment of $230.0 of common and preferred share dividends, the payment of $19.4 of interest on long term debt, the payment of $53.3 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements) and intra-group repayments and capital transactions. Significant inflows during the first quarter of 2014 included the following: the receipt of $21.5 corporate income tax refunds and the receipt of dividends from OdysseyRe ($50.0). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at March 31, 2014 of $1,085.7 (December 31, 2013 - $1,241.6) provide adequate liquidity to meet the holding company’s remaining known obligations in 2014. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013 in the company’s 2013 Annual Report). The holding company's remaining known significant commitments for 2014 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2014 the holding company paid net cash of $53.3 (2013 - $38.8) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During the first quarter of 2014 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $391.3 primarily reflecting cash used to invest in Eurobank Properties, AgriCo and Sterling Resorts (described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2014), partially offset by net cash provided by operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2014 the insurance and reinsurance subsidiaries paid net cash of $25.2 (2013 - $540.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the quarters ended March 31:

	First quarter
	2014	2013
Operating activities
Cash provided by operating activities before the undernoted	18.7	9.1
Net (purchases) sales of securities classified as at FVTPL	(220.2)	65.5
Investing activities
Net purchases of investments in associates and joint ventures	(332.2)	(46.7)
Net purchases of subsidiaries, net of cash acquired	(51.9)	—
Net purchases of premises and equipment and intangible assets	(14.2)	(9.0)
Financing activities
Net (repayment) issuance of subsidiary indebtedness	4.3	(30.1)
Issuance of long term debt	—	259.9
Repurchase of holding company and subsidiary debt and securities	(1.2)	(51.4)
Purchase of subordinate voting shares for treasury	(15.6)	(3.8)
Common and preferred share dividends paid	(230.0)	(221.0)
Decrease in cash, cash equivalents and bank overdrafts during the period	(842.3)	(27.5)

Cash provided by operating activities (excluding net (purchases) sales of securities classified as at FVTPL) was $18.7 in the first quarter of 2014 compared to cash provided by operating activities of $9.1 in the first quarter of 2013 reflecting higher net premiums collected, partially offset by higher net paid losses and income taxes paid. Refer to note 19 (Supplementary Cash Flow Information) in the company’s interim consolidated financial statements for the three months ended March 31, 2014 for details of net (purchases) sales of securities classified as at FVTPL.

Net purchases of investments in associates and joint ventures of $332.2 in the first quarter of 2014 primarily reflected investments in AgriCo and Sterling Resorts and an additional investment in Eurobank Properties. Net purchases of investments in associates and joint ventures of $46.7 in the first quarter of 2013 primarily reflected net purchases of certain limited partnerships and an additional investment in MEGA Brands. Net purchases of subsidiaries, net of cash acquired of $51.9 in the first quarter of 2014 related to the acquisition of a 51.0% interest in The Keg.

Net repayment (issuance) of subsidiary indebtedness in the first quarters of 2014 and 2013 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $259.9 (Cdn$258.1) in the first quarter of 2013 reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $51.4 in the first quarter of 2013 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. The company paid preferred share dividends of $14.3 in the first quarter of 2014 (2013 - $15.5). The company paid common share dividends of $215.7 in the first quarter of 2014 (2013 - $205.5).
Book Value Per Share

Common shareholders’ equity at March 31, 2014 was $7,807.6 or $368.53 per basic share (excluding the unrecorded $496.7 excess of fair value over the carrying value of investments in associates) compared to $7,186.7 or $339.00 per basic share (excluding the unrecorded $382.5 excess of fair value over the carrying value of investments in associates) at December 31, 2013 representing an increase per basic share in the first quarter of 2014 of 8.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 11.7% adjusted to include that dividend). During the first quarter of 2014, the number of basic shares decreased primarily as a result of the repurchase of 14,380 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2014 there were 21,185,614 common shares effectively outstanding.

Comparative Quarterly Data (unaudited)

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012(1)	September 30, 2012(1)	June 30, 2012(1)
Revenue	2,882.5	1,683.7	1,120.8	1,355.8	1,784.6	2,764.2	1,891.6	1,742.5
Net earnings (loss)	785.0	(1.8)	(569.1)	(156.9)	163.3	406.4	35.7	94.2
Net earnings (loss) attributable to shareholders of Fairfax	784.6	(5.5)	(571.7)	(157.8)	161.6	402.4	33.4	93.7
Net earnings (loss) per share	$36.35	$(0.98)	$(29.02)	$(8.55)	$7.22	$19.05	$0.85	$3.84
Net earnings (loss) per diluted share	$35.72	$(0.98)	$(29.02)	$(8.55)	$7.12	$18.82	$0.84	$3.79

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the consolidated statements for the year ended December 31, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.